UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Safety Components International Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

786474205
 (CUSIP Number)

Susan D. Peterson
12700 Whitewater Drive
Minnetonka, MN  55343
Telephone: (952) 984-3081
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2000
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

CFSC Wayland Advisers, Inc. (see Item 3) - #52-2067849


2. Check the Appropriate Box if a Member of a Group (See
Instructions)

(a) ..............................
(b) ..............................


3. SEC Use Only ..................


4. Source of Funds (See Instructions)   OO (See Item 3)


5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) 0


6. Citizenship or Place of Organization:   Delaware


Number of	7. Sole Voting Power			1,256,591
Shares
Beneficially	8. Shared Voting Power		0
Owned by
Each		9. Sole Dispositive Power 		1,256,591
Reporting
Person With 	10. Shared Dispositive Power 	0


11. Aggregate Amount Beneficially Owned by Each Reporting
Person    1,256,591


12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) 0


13. Percent of Class Represented by Amount in Row (11)
25.1%


14. Type of Reporting Person (See Instructions) 	CO

Item 1.  Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

	Common Stock

	Safety Components International Inc.
	29 Stevens Street
	Greenville, SC  2905

Item 2.  Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name:
CFSC Wayland Advisers, Inc., a Delaware corporation

(b) Residence or business address:
12700 Whitewater Drive
Minnetonka, MN  55343

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Private investment advisory company

(d)	Whether or not, during the last five years, such person
has been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors) and, if so,
give the dates, nature of conviction, name and location
of court, and penalty imposed, or other disposition of
the case:	NO

(e)	Whether or not, during the last five years, such person
was a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as a
result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws or finding any
violation with respect to such laws; and, if so, identify
and describe such proceedings and summarize the terms
of such judgment, decree or final order; and	NO

(f)	Citizenship.	NOT APPLICABLE


Item 3.  Source and Amount of Funds or Other
Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The Wayland Investment Fund, LLC (Wayland) received 1,256,591 shares of common stock of the Issuer (the "Shares") in exchange for debt securities of the Issuer pursuant to the Issuer's bankruptcy plan of reorganization. Pursuant to an Investment Advisory
Agreement with Wayland, CFSC Wayland Advisers,
Inc. has investment power and voting power of the Shares.

Item 4.  Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

	(a)	The acquisition by any person of additional
securities of the issuer, or the disposition of securities of the issuer;

	(b)	An extraordinary corporate transaction, such as
a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets
of the issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or
management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present
capitalization or dividend policy of the issuer;

	(f)	Any other material change in the issuer's
business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

	(h)	Causing a class of securities of the issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the issuer
becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

	(j)	Any action similar to any of those enumerated
above.

CFSC Wayland Advisers, Inc. acquired beneficial ownership of the Shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having any such purpose or effect.

Item 5.  Interest in Securities of the Issuer

	(a)	State the aggregate number and percentage of
the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

CFSC Wayland Advisers, Inc. is the beneficial owner of the 1,256,591 shares of common stock of the Issuer
(the "Shares"), which constitutes approximately 25.1% of the outstanding shares of common stock of the Issuer. Advisers is a wholly owned subsidiary of Cargill Financial Services Corporation ("CFSC").
CFSC is a wholly owned subsidiary of Cargill, Incorporated ("Cargill"). Pursuant to Rule 13d-4, CFSC and Cargill each declare that the filing of this Schedule
13D shall not be construed as an admission that either
CFSC or Cargill is, for the purposes of section 13(d), the beneficial owner of the Shares.

(b)	For each person named in response to paragraph (a),
indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

CFSC Wayland Advisers, Inc. has the sole power to vote or direct the voting of the Shares.

	(c)	Describe any transactions in the class of
securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D
(Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	NONE

	(d)	If any other person is known to have the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company
Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

	NONE

	(e)	If applicable, state the date on which the
reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3(d)(1) and the note thereto.

	NOT APPLICABLE

Item 6. 	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

	NONE

Item 7.  Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

	NONE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date


Signature
Name:  Patrick J. Halloran
Title:    Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000
CUSIP No. 786474205
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